Falcon Capital Acquisition Corp.

660 Madison Avenue, 12th Floor

New York, NY 10065

June 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Falcon Capital Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed May 26, 2021

File No. 333-253113

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Falcon Capital Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 3:00 p.m., prevailing Eastern Time, on June 3, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (joel.rubinstein@whitecase.com / telephone: (212) 819-7642) or Bryan Luchs (bryan.luchs@whitecase.com / telephone: (212) 819-7848) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Saif Rahman
Name:	Saif Rahman
Title:	Chief Financial Officer

cc:	Joel Rubinstein, White & Case LLP
Bryan Luchs, White & Case LLP

[Signature Page to Acceleration Request]